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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       -----------------------------------

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                      FOR THE PERIOD ENDING MARCH 18, 1998


                         APT SATELLITE HOLDINGS LIMITED
                               (Registrant's name)


       ROOM 3111-3112, 31/F, ONE PACIFIC PLACE, 88 QUEENSWAY, HONG KONG K3
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F [X]    Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.


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                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

                                           APT SATELLITE HOLDINGS LIMITED



Date:  March 25, 1998                      By: /s/ Qin Shen
                                              ---------------------------------
                                              Name: Qin Shen
                                              Title: Director and Vice President



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                         APT SATELLITE HOLDINGS LIMITED
                 (incoporated in Bermuda with limited liability)

                                  ANNOUNCEMENT


APT Satellite Holdings Limited (the "Company") hereby announces that Mr. Chatchaval Jiaravanon resigned as a non-executive director of the Company with effect from 28th February, 1998. The Board of Directors would like to thank Mr. Chatchaval Jiaravanon and express their appreciation for his contribution and services to the Company.




                                                   By Order of the Board
                                                   Lo Kin Hang, Brian
                                                   Company Secretary


Hong Kong, 9 March, 1998